Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Subordinated Note Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, August 30, 2023 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced a domestic public offering of $1.15 billion of subordinated notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”) through its Canadian Medium-Term Note Program. The net proceeds from this offering will be used for general banking purposes.

The Notes bear interest at a fixed rate of 6.034 per cent per annum (paid semi-annually) until September 7, 2028, and at Daily Compounded CORRA plus 2.02 per cent thereafter (paid quarterly) until their maturity on September 7, 2033. The expected closing date is September 7, 2023. BMO Capital Markets is acting as lead agent on the issue.

The Bank may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada (the “Superintendent”), redeem the Notes on or after September 7, 2028, at par, in whole at any time or in part from time to time, on not less than 10 days’ and not more than 60 days’ notice to registered holders, at a redemption price that is equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

At any time on or after a Special Event Redemption Date prior to September 7, 2028, the Bank may, at its option, with the prior approval of the Superintendent, on giving not more than 60 nor less than 10 days’ notice to the registered holders of the Notes, redeem all (but not less than all) of the Notes at a redemption price that is equal to the greater of the Canada Yield Price and par, together in either case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.25 trillion as of July 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future and inclusive society.

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For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com,, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	Twitter: @BMOMedia

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